Federated Funds

Fidelity Bond Filing

Joint Insureds Agreement and Amendment

Contents of Submission:

1)	Copy of the Investment Company Bond (“Bond”) received on February 1, 2011 as required by Rule 17g-1(g)(ii)(a);*

2)	Copy of the National Union Fire Insurance Company of Pittsburgh, PA Follow Form Bond received on April 22, 2011 as required by Rule 17g-1(g)(ii)(a);

2)
Copy of the resolutions of a majority of the Federated Funds’ Independent Trustees and Executive Committee of the Federated Funds approving the amount, type, form and coverage of the Bond, and the portion of the premium to be paid by such company as required by Rule 17g-1(g)(ii)(b);*

3)
Copy of a statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond as required by Rule 17g-1(g)(ii)(c);

4)	As required by Rule 17g-1(g)(ii)(d), the period for which premiums have been paid is October 1, 2010 to October 1, 2011; and

5)	Copy of the agreement and amendment, thereto between the investment company and all of the other named insureds as required by Rule 17g-1(g)(ii)(e) and (f).*

* Incorporated by reference to the Fidelity Bond filing submitted on February 10, 2011.

National Union Fire Insurance Company of Pittsburgh, Pa.
A capital stock company

FOLLOW FORM BOND

DECLARATIONS

Bond Number:                                01-195-68-61

Item 1.	Named Insured:	FEDERATED INVESTORS INC

Address:                                1001 LIBERTY AVE STE 2100
PITTSBURGH, PA 15222-3727

Item 2.                      Bond Period:  From   October 1, 2010   to   October 1, 2011   at
12:01 A.M. Standard Time at the Address of the Named Insured shown above

Item 3.	Limit of Liability: $16,666,666 Excess of $25,000,000 in the Aggregate of $16,6666,666 (See Rider #4)

Item 4.	Schedule of Primary Underlying Excess Policies (Herein Collectively The “Underlying Program”):

Underlying Primary Policy:

Insured:                                Great American Insurance Company
Policy #                                206-25-89
Single Loss Limit:                                           $25,000,000
Aggregate Limit:                                $25,000,000
Deductible:                                           $250,000
Policy Period:                                           October 1, 2010  to  October 1, 2011

Underlying First Excess Policy:

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:
#1, #2, #3, #4, #5, #6, #7, #8

Item 6.
The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy (ies) No (s) 01-233-47-71 such termination or cancellation to be effective as of the time this bond becomes effective.

Premium:	$24,646

63674 (10/95)

SECRETARY                                                                                                          PRESIDENT

              AUTHORIZED REPRESENTATIVE

 ___________________________                                                                           ________________________________________
    COUNTERSIGNATURE                                                           DATE                                 COUNTERSIGNED AT

MARSH USA, INC.
1166 AVENUE OF THE AMERICAS
NEW YORK, NY  10036-3712

63674 (10/95)

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA.

A Capital Stock Company
175 Water Street
New York, New York 10038

Follow Form Bond

Various provisions in this bond restrict coverage.  Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond, the words “you” and “your” refer to the Named Insured as shown in Item 1 of the Declarations.  The words “we”, “us” and “our” refer to the Company providing this insurance.

In consideration of the payment of the premium and in reliance upon the statements in the Declarations and in the Application, we agree with you to provide coverage as follows:

INSURING AGREEMENT

I.           Coverage

A.
We will pay on your behalf the Ultimate Net Loss in excess of the Underlying Bond as shown in Item 4 of the Declarations, but only up to an amount not exceeding our Limit of Liability as shown in Item 3 of the Declarations and only after the issuers of the Underlying Bond have paid or have been held liable to pay the full amount of limits of insurance of the Underlying Bond.  Except for the terms, definitions, conditions and exclusions of this bond, the coverage provided by this bond shall follow the terms, definitions, conditions and exclusions of the Underlying Bond as shown in Item 4 of the Declarations.

B.
The Limit of Liability shown in Item 3 of the Declarations states the most we will pay regardless of the number of Insureds, claims made or suits brought or persons or organizations making claims or bringing suits.

II.	Definition

A.	Ultimate Net Loss

The term “Ultimate Net Loss” means the amount payable in settlement of the loss of the Insured after making deductions for all recoveries and for other valid and collectible bonds, excepting however the Underlying Bond shown in Item 4 of the Declarations.

63675 (10/95)

III.	Conditions

A.	Maintenance of Limit of Liability of Underlying Bond

The limit of liability of the Underlying Bond shall be maintained in full force and effect during the period of this bond.  Under no circumstances, including but not limited to bankruptcy, insolvency or inability to pay at the issue of the Underlying Bond, will we drop down and replace the Underlying Bond or assume any obligation of the Underlying Bond.

If you fail to comply with this requirement, we will only be liable to the same extent that we would have been had you fully complied with this requirement.

B.	Cancellation

1.	You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.

2.
We may cancel this bond.  If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten (10) days advance written notice stating when the cancellation is to take effect.  If we cancel for any other reason, we must mail or deliver to you not less than ninety (90) days advance written notice stating when the cancellation is to take effect.  Mailing that notice to you at your mailing address shown in Item 1 of the Declarations will be sufficient to prove notice.

3.	The bond period will end on the day and hour stated in the cancellation notice.

4.	If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.

5.	If you cancel, earned premium will be calculated based on short rate tables.

6.
The first Named Insured in Item 1 of the Declarations shall act on behalf of all other Insureds with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.

7.	Any of these provisions that conflict with a law that controls the cancellation of the insurance in this bond is changed by this statement to comply with that law.

63675 (10/95)

C.	Cancellation of Underlying Bond

This bond is canceled upon cancellation of the Underlying Bond.  You must promptly notify us of the cancellation of the Underlying Bond.  Such notice must be made when you send a notice of cancellation of the Underlying Bond to, or when you receive such notice from, the issuer of the Underlying Bond.

D.	Changes to Underlying Bond

You must promptly notify us of any changes to the Underlying Bond which are made after its inception date.  Any changes made to the Underlying Bond after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the Underlying Bond.

E.	Notice of Claim or Loss

You must notify us in writing as soon as practicable when you become aware of any claim or loss under the Underlying Bond or any bond which may give rise to any claim or loss under this bond.

F.	Payment of Premium

The first Named Insured shown in Item 1 of the Declarations shall be responsible for payment of all premiums when due.

In Witness Whereof, we have caused this bond to be executed and attested, but this bond shall not be valid unless countersigned by one of our duly authorized representatives, where required by law.

SECRETARY                                                                                   AUTHORIZED REPRESENTATIVE

63675 (10/95)

RIDER #  1

This rider, effective   12:01                                                                October 1, 2010                                           forms a part of
bond number     01-195-68-61
issued to     FEDERATED INVESTORS INC

by          National Union Fire Insurance Company of Pittsburgh, Pa.

RELIANCE UPON OTHER CARRIER'S APPLICATION

In granting coverage under this policy, it is agreed that the Insurer has relied upon the statements and representations contained in the below referenced application (including materials submitted thereto and, if such application is a renewal application, all such previous policy applications, and their attachments and materials, for which this policy is a renewal or succeeds in time) as being accurate and complete. It is further understood and agreed that the Organization and the Insureds warrant and represent to the Insurer that the statements and representations made in such application were accurate on the date such representations and statement were so given and that in connection therewith the Insureds hereby reaffirm each and every statement made in our application to Chubb Group of Insurance Companies as accurate as of October 1, 2005 as if it was made to the Insurer on such date. All such statements and representations shall be deemed to be material to the risk assumed by the Insurer, are the basis of this policy and are to be considered as incorporated into this policy.

TYPE OF POLICY APPLICATION
Investment Company Asset Protection Bond

CARRIER
Chubb Group of Insurance Companies

DATE SIGNED
June 14, 2010

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

By ________________________________
AUTHORIZED REPRESENTATIVE

RIDER #  2

This rider, effective   12:01                                                                October 1, 2010                                           forms a part of
bond number     01-195-68-61
issued to     FEDERATED INVESTORS INC

by          National Union Fire Insurance Company of Pittsburgh, Pa.

PENNSYLVANIA AMENDATORY ENDORSEMENT

Wherever used in this endorsement: 1) "Insurer" means the insurance company which issued this policy; and 2) "named Insured" and "Insured" mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page.

The following is added and supercedes any provision to the contrary:

Cancellation/Nonrenewal

Canceling a policy midterm is prohibited except if:

1)           A condition material to insurability has changed substantially;
2)           Loss of reinsurance or a substantial decrease in reinsurance has occurred;
3)           Material misrepresentation by the Insured;
4)           Policy was obtained through fraud;
5)           The Insured has failed to pay a premium when due;
6)           The Insured has requested cancellation;
7)           Material failure to comply with terms;
8)           Other reasons that the commissioner may approve.

Notice Requirements for Midterm Cancellation and Nonrenewal

Notice shall be mailed by registered or first class mail by the Insurer directly to the named Insured. Written notice will be forwarded directly to the named Insured at least sixty (60) days in advance of the termination date unless one or more of the following exists:

1)
The Insured has made a material misrepresentation which affects the insurability of the risk, in which case the prescribed written notice of cancellation shall be forwarded directly to the named Insured at least fifteen (15) days in advance of the effective date of termination.

2)
The Insured has failed to pay a premium when due, whether the premium is payable directly to the Insurer or its agents or indirectly under a premium finance plan or extension of credit, in which case the prescribed written notice of cancellation shall be forwarded directly to the named insured at least fifteen (15) days in advance of the effective date of termination.

52165 (5/08

RIDER #  2 - Continued

3)
The policy was cancelled by the named Insured, in which case written notice of cancellation shall not be required and coverage shall be terminated on the date requested by the Insured. Nothing in these three sections shall restrict the Insurer's right to rescind an insurance policy ab initio upon discovery that the policy was obtained through fraudulent statements, omissions or concealment of fact material to the acceptance of the risk or to the hazard assumed by the Insurer.

The notice shall be clearly labeled "Notice of Cancellation" or "Notice of Nonrenewal". A midterm cancellation or nonrenewal notice shall state the specific reasons for the cancellation or nonrenewal. The reasons shall identify the condition or loss experience which caused the midterm cancellation or nonrenewal. The notice shall provide sufficient information or data for the Insured to correct the deficiency.

A midterm cancellation or nonrenewal notice shall state that, at the Insured's request, the Insurer shall provide loss information to the Insured for at least three years or the period of time during which the Insurer has provided coverage to the Insured, whichever is less. Loss information on the Insured shall consist of the following:

1)	Information on closed claims, including date and description of occurrence, and amount of payments, if any;

2)	Information on open claims, including date and description of occurrence, amount of payment, if any, and amount of reserves, if any;

3)           Information on notices of occurrence, including date and description of occurrence and amount of reserves, if any.

The Insured's written request for loss information must be made within ten (10) days of the Insured's receipt of the midterm cancellation or nonrenewal notice. The Insurer shall have thirty (30) days from the date of receipt of the Insured's written request to provide the requested information.

Notice of Increase in Premium

The Insurer shall provide not less than thirty (30) days notice to the Insured of an increase in renewal premium.  The notice of renewal premium increase will be mailed or delivered to the Insured's last known address. If notice is mailed, it will be by registered or first class mail.

Return of Unearned Premium

Cancellation Initiated By Insurer - Unearned premium must be returned to the Insured not later than ten (10) business days after the effective date of termination.

52165 (5/08)
RIDER #  2 - Continued

Cancellation Initiated by Insured - Unearned premium must be returned to the Insured not later than thirty (30) days after the effective date of termination.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

By ________________________________
AUTHORIZED REPRESENTATIVE

52165 (5/08)
RIDER # 3

This rider, effective   12:01                                                                October 1, 2010                                           forms a part of
bond number     01-195-68-61
issued to     FEDERATED INVESTORS INC

by          National Union Fire Insurance Company of Pittsburgh, Pa.

DROP DOWN RIDER

It is agreed that:

1.
It is a condition of the attached bond that the underlying bond(s) shall be maintained in full effect in the amount of $25,000,000 during the period of the attached bond except for any reduction in the Aggregate Limit(s) of Liability contained therein solely by payment of claims.

2.
If, by reason of the payment of any claim or claims, by Underwriters during the period of the attached bond which reduces the Aggregate Limit(s) of Liability of the underlying bond, the attached bond shall apply excess of the reduced Aggregate Limit(s) of Liability of the underlying bond.  In the event of the exhaustion of the underlying limit(s), the attached bond shall continue in force as primary insurance, and the Deductible set forth in the Schedule of the primary bond shall apply to the attached bond.

3.	However, in the event of any reinstatement of the underlying Aggregate Limit(s) of Liability, the attached bond shall apply as excess of the reinstated underlying Aggregate Limit(s) of Liability.

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

By ________________________________
                                        AUTHORIZED REPRESENTATIVE

RIDER # 4

This rider, effective   12:01                                                                October 1, 2010                                           forms a part of
bond number     01-195-68-61
issued to     FEDERATED INVESTORS INC

by          National Union Fire Insurance Company of Pittsburgh, Pa.

CO-SURETY RIDER

It is agreed that:

1.	The term "Underwriter" as used in the attached bond shall be construed to mean, unless otherwise specified in the rider, all of the Companies executing the attached bond,

2.
Each of said companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limits of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.	In the absence of a request from any of said Companies to pay premium directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all said companies.

4.
In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.
The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies.

6.
Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

7.
In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety.  The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

RIDER #  4 - Continued

8.
In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9.
In the event of termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the insured for any return premium due the Insured on account of such termination or cancellation.  The termination or cancellation of the attached bond as to any Company other than the Controlling Company shall not terminate or cancel or otherwise affect the liability of the other Companies under the attached bond.

Controlling Company

Underwritten for the sum of $16,666,666 part of National Union Fire Insurance Company of Pittsburgh, Pa. $25,000,000 Single Loss Limit of Liability/Aggregate

By:_________________________
                Authorized Representative

Underwritten for the sum of $8,333,334 part of Westchester Fire Insurance Company $25,000,000 Single Loss Limit of Liability/Aggregate

By ___________________________
       Authorized Representative

By ________________________________
                                        AUTHORIZED REPRESENTATIVE

RIDER #  5

This rider, effective   12:01                                                                October 1, 2010                                           forms a part of
bond number     01-195-68-61
issued to     FEDERATED INVESTORS INC

by          National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM
(REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.
Email Reporting of Claims:  In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

c-claim@chartisinsurance.com

Your email must reference the policy number for this policy. The date of the Insurer'sreceipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: Chartis, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227-1750.

2.	Definitions : For this endorsement only, the following definitions shall apply:

(a)	"Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b)
"Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c)	"Policy" means the policy, bond or other insurance product to which this endorsement is attached.

99758 (08/08)
RIDER #  5 - Continued

3.	This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

By ________________________________
                                        AUTHORIZED REPRESENTATIVE
99758 (08/08)

RIDER #  6

This rider, effective   12:01                                                                October 1, 2010                                           forms a part of
bond number     01-195-68-61
issued to     FEDERATED INVESTORS INC

by          National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

By ________________________________
AUTHORIZED REPRESENTATIVE

89644 (07/05)

RIDER #  7

This rider, effective   12:01                                                                October 1, 2010                                           forms a part of
bond number     01-195-68-61
issued to     FEDERATED INVESTORS INC

by          National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
63674	10/95	FOLLOW FORM BOND - DEC
63675	10/95	FOLLOW FORM BOND - GUTS
MNSCPT		RELIANCE UPON OTHER CARRIER’S APPLICATION
52165	05/08	PENNSYLVANIA AMENDATORY ENDORSEMENT CANCELLATION/NONRENEWAL
DROP DOWN RIDER
CO-SURETY RIDER
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
89644	07/05	COVERAGE TERRITORY ENDORSEMENT

78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

By ________________________________
AUTHORIZED REPRESENTATIVE
78859 (10/01)

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
March 31, 2011

			Required	Total
	Monthly Average		Coverage by	ANA by
Fund	Net Assets	(Assets & Liabilities*)	Investment Co.	Investment Co.

Cash Trust Series, Inc.
GCS	$2,553,622,422
MCS	$570,097,918
PCS	$4,696,654,720
TCS	$1,381,788,367
		$9,386,206,696	$2,500,000	$9,202,163,427
Cash Trust Series II
TCSII	$73,924,745
		$75,403,240	$450,000	$73,924,745
Edward Jones Money Market Fund
JONES	$14,000,838,464
		$14,280,855,233	$2,500,000	$14,000,838,464

Federated Adjustable Rate Securities Fund
FARSF	$1,017,976,986
		$1,038,336,526	$1,250,000	$1,017,976,986
Federated Core Trust
FEDACC	$1,002,901
HYCORE	$1,951,256,488
IPCORE	$58,870,640
BLCORE	$108,900,999
MBCORE	$2,316,676,443
		$4,525,441,620	$2,500,000	$4,436,707,471
MBCORE is a Blended Fund and its assets are also counted in participating Federated Funds

Federated Core Trust II, LP
EMCORE	$659,151,589

		$672,334,621	$900,000	$659,151,589

Federated Core Trust III
FPTFF	$142,427,188
		$145,275,732	$525,000	$142,427,188

Federated Enhanced Treasury Income Fund
FETIF	$166,434,889
		$169,763,587	$600,000	$166,434,889

Federated Equity Funds
FCAF	$1,245,103,739
FICF	$918,147,417
FKLCF	$294,893,434
FMGSF	$361,731,025
FKAUF	$7,124,428,129
FKSCF	$1,309,120,467
FISVF	$41,742,608
FCSVF	$234,860,850
FCVF	$957,445,852
FPBF	$1,361,863,347
FGLEF	$10,689,363
FSVF	$2,511,718,874
FMOPF	$789,384,424
		$17,504,352,120	$2,500,000	$17,161,129,529

Federated Equity Income Fund, Inc.
FEIF	$468,757,554
		$478,132,705	$750,000	$468,757,554
Federated Fixed Income Securities, Inc.
FMUSF	$2,859,358,179
SIF	$1,199,871,373
		$4,140,414,143	$2,500,000	$4,059,229,552
Federated GNMA Trust
FGNMA	$489,117,213
		$498,899,557	$750,000	$489,117,213
Federated Government Income Securities, Inc.
GISI	$423,011,058
		$431,471,279	$750,000	$423,011,058

Federated High Income Bond Fund, Inc.
FHIBF	$1,118,945,628
		$1,141,324,541	$1,250,000	$1,118,945,628
Federated High Yield Trust
FHYT	$257,018,532
		$262,158,903	$750,000	$257,018,532
Federated Income Securities Trust
FRRBF	$65,445,845
FCIF	$387,553,996
FUSG	$681,489,676
FMSAF	$462,546,227
FPDBF	$333,852,586
FRSIF	$15,444,234
FUNBF	$7,984,624
FICBF	$373,240,477
FSTIF	$1,118,305,241
		$3,514,780,164	$2,300,000	$3,445,862,906

Federated Income Trust
FIT	$583,226,125
		$594,890,648	$900,000	$583,226,125
Federated Index Trust
MDCF	$1,036,870,513
MXCF	$604,151,342
		$1,673,842,292	$1,500,000	$1,641,021,855

Federated Institutional Trust
FIGCF	$31,409,769
FIHYBF	$579,444,504
FGUSF	$997,947,092
		$1,640,977,392	$1,500,000	$1,608,801,365
Federated Insurance Series
IFCAF	$77,385,413
IFHIBF	$248,075,396
IFKAUF	$179,947,436
IFPMF	$203,515,377
IFQBF	$267,997,484
IFCIF	$54,394,579
IFUSG	$296,206,694
		$1,354,072,827	$1,250,000	$1,327,522,379

Federated International Series Inc.
FIBF	$81,382,360
		$83,010,007	$450,000	$81,382,360
Federated Investment Series Fund, Inc.
FBF	$1,155,641,410
		$1,178,754,238	$1,250,000	$1,155,641,410

Federated Intermediate Government Fund, Inc.
FIGF	$29,099,328
		$29,681,315	$300,000	$29,099,328

Federated Managed Allocation Portfolios
FBAF	$57,917,860
		$59,076,217	$400,000	$57,917,860
Federated Managed Pool Series
FMSP	$27,839,021
FIBSP	$3,649,035
FHYSP	$10,285,560
FCP	$48,099,947
		$91,671,034	$450,000	$89,873,563

Federated MDT Series
FMACC	$135,140,395
FMBF	$168,817,822
FMLCG	$65,983,481
FMSCC	$12,159,400
FMSCG	$60,829,444
		$451,789,153	$750,000	$442,930,542

Federated Municipal Securities Fund, Inc.
FMSF	$500,144,952
		$510,147,851	$900,000	$500,144,952

Federated Municipal Securities Income Trust
FMHYAF	$436,040,706
MIIMT	$128,267,440
NYMIF	$33,938,492
OHMIF	$173,491,164
PAMIF	$245,791,766
		$1,037,880,159	$1,250,000	$1,017,529,568

Federated Premier Municipal Income Fund
FPMIF	$79,317,750
		$80,904,105	$450,000	$79,317,750

Federated Premier Intermediate Municipal Income Fund
FPIMIF	$92,212,291
		$94,056,537	$450,000	$92,212,291

Federated-Short Intermediate Duration Municipal Trust
FSIDMT	$652,984,643
		$666,044,336	$900,000	$652,984,643

Federated Asset Allocation Fund
AAF	$273,355,429
		$278,822,538	$750,000	$273,355,429

Federated MDT Stock Trust
FMST	$233,028,112
		$237,688,674	$600,000	$233,028,112

Federated Total Return Government Bond Fund
FTRGBF	$830,026,647
		$846,627,180	$1,000,000	$830,026,647

Federated Total Return Series, Inc.
FMF	$335,138,344
FTRBF	$7,541,718,553
FUSBF	$1,520,412,791
		$9,585,215,082	$2,500,000	$9,397,269,688

Federated U.S. Government Bond Fund
FUSGBF	$36,013,767
		$36,734,042	$350,000	$36,013,767

Federated U.S. Government Securities Fund: 1-3 Years
GOV1-3	$530,800,029
		$541,416,030	$900,000	$530,800,029

Federated U.S. Government Securities Fund: 2-5 Years
GOV2-5	$757,000,540
		$772,140,551	$1,000,000	$757,000,540

Federated World Investment Series, Inc.
FILF	$353,488,623
FIHIF	$158,628,539
FISCF	$299,701,404
		$828,054,937	$1,000,000	$811,818,566

Intermediate Municipal Trust
IMT	$121,449,741
		$123,878,736	$525,000	$121,449,741

Money Market Obligations Trust
ACMT	$2,680,061,182
AGCR	$302,934,145
AGMT	$769,824,927
ALMCT	$102,650,831

CMCT	$968,275,159
CTMCT	$99,502,913
FCRF	$10,968,419,035
FGRF	$10,524,447,055
FLMCT	$223,632,635
FMUTR	$849,185,664
FMT	$110,720,819
FTFT	$94,368,853
GAMCT	$346,868,960
GOF	$29,937,951,574
GOTMF	$6,244,350,855
LIB	$185,912,458
MAMCT	$304,110,692

MIMCT	$163,272,135
MMM	$27,196,438
MNMCT	$210,019,086
MOF	$5,347,832,076
NCMCT	$241,481,814
NJMCT	$306,645,400
NYMCT	$1,382,744,278
OHMCT	$270,160,854
PAMCT	$286,757,812
PCOF	$25,431,957,589
PMOF	$2,361,545,939
POF	$52,817,022,597
PVOF	$8,497,153,936
TFMM	$3,935,381,224
TFOF	$11,150,213,084
TOF	$17,581,073,930
TTO	$164,540,291
USTCR	$14,477,251,603
VAMCT	$613,131,633
		$214,178,171,466	$2,500,000	$209,978,599,476

TOTALS:	289,451,664,717.00	$295,240,698,011	$46,600,000	289,451,664,717.00

		COVERAGE FOR FEDERATED FUNDS

		Current Coverage:

		$50,000,000

		Coverage Cushion:	6.80%

		$3,400,000

*ANA multiplied by 102% to approximate gross assets.
Liabilities are generally 2% of gross assets.